Exhibit 99.1

ICON Acquires PMG Research, Inc.

Acquisition enhances ICON’s site and patient engagement capabilities

DUBLIN--(BUSINESS WIRE)--December 7, 2015--ICON plc, (NASDAQ: ICLR) a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced the acquisition of PMG Research, Inc., an integrated network of clinical research sites operating from 12 metropolitan areas throughout the US. The acquisition will enhance ICON’s ability to access and engage with investigator sites and patients, helping customers to reduce the overall time and cost associated with drug development.

PMG Research is an integrated network of clinical research sites consisting of 48 physician practices and large multi-specialty healthcare institutions throughout North Carolina, South Carolina, Tennessee and Illinois. PMG Research conducts clinical trials in all major therapeutic areas with particular experience in cardiology, dermatology, endocrinology, gastroenterology, men’s health, neurology, pulmonology, rheumatology, vaccine, and women’s health trials. In addition to a proprietary research database of clinical trial participants, PMG Research also has access to over 2 million active patient lives via electronic health records through their unique partnerships with healthcare systems and community physician practices.

Commenting on the acquisition, Ciaran Murray said: “Enrolling and engaging patients in clinical trials is a key challenge within drug development. Leveraging PMG Research’s network, we will help customers to enhance clinical trial feasibility and improve patient enrolment timelines whilst also giving patients access to a broader range of care options through clinical trials. Today’s acquisition, together with our work with IBM Watson on clinical trial matching, reflects our commitment to enhancing engagement with sites, patients and healthcare providers to take significant time and cost from our customers’ development programmes.”

Jennifer Byrne, CEO of PMG Research, states, “ICON shares PMG’s progressive views and by combining together we can enhance our ability to scale our know-how, infrastructure, and health care relationships to bring more of the right trials to the right patients. Together we will enhance the execution of clinical trials and deliver greater value for both the industry and health care systems, forging better and closer connections. The ultimate beneficiary of this work will be patients through lower cost of care, improved clinical outcomes and enhanced patient experiences.”

About PMG Research, Inc.

PMG Research, Inc. is an integrated network of clinical research facilities with 12 hub supersites located in Champaign, IL; Cary, Charlotte, Hickory, Raleigh, Rocky Mount, Salisbury, Wilmington, and Winston-Salem, NC; Charleston, SC; and Bristol and Knoxville, TN. PMG has conducted over 7,500 research studies for hundreds of pharmaceutical sponsors and CROs since 1979. PMG’s mission is to bring clinical research to as many lives as possible while delivering unparalleled service and exceptional value to clinical trial partners and stakeholders. Further information is available at www.pmg-research.com.

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 77 locations in 38 countries and has approximately 11,700 employees.

Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON Media Contact
Weber Shandwick
Rosie Ireland, +44 (0) 207 067 0190
RIreland@webershandwick.com